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                     September 26, 2022

       Vadim Mats
       Chief Executive Officer
       The NFT Gaming Company, Inc.
       101 Eisenhower Parkway, Suite 300
       Roseland, NJ 07068

                                                        Re: The NFT Gaming
Company, Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted September
12, 2022
                                                            CIK No. 0001895618

       Dear Mr. Mats:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 1, 2022 letter.
 Vadim Mats
FirstName LastNameVadim
The NFT Gaming   Company,Mats
                          Inc.
Comapany 26,
September NameThe
              2022 NFT Gaming Company, Inc.
September
Page 2    26, 2022 Page 2
FirstName LastName
Amended Draft Form DRS-S-1 filed on September 12, 2022

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. We note your response to prior comment 5. We also note on page 47 that you anticipate earning NFT revenues from NFT sales (minting fees), NFT commissions, and NFT royalties. We further note that you expect to pay royalties, blockchain related fees and other cost associated with NFTs. In light of the complex nature of your anticipated future
         NFT revenues, please expand your response to comment 5 and provide us with a reasonably detailed description of how you plan to recognize various types of NFT revenues and their related costs. In your response please address:
             how you expect to identify each type of NFT performance obligation;
             whether such performance obligations will include obligations related to your planned operating platform Gaxos;
             how you plan to allocate revenues between multiple performance obligations per
             NTF contracts with customers;
             when and how NFT revenues will be recognized, at a point in time or over time; and
             if applicable, how you plan to measure and account for variable revenues generated under NFT contracts.
         Similarly, address how you plan to account for Polygon Network (MATIC) and other
         NFT transaction costs related your recognition of revenues from contracts with customers. Please expand your revenue recognition policy disclosures accordingly.
2. We note on page F-9 that you anticipate earning royalty revenues and other revenues that will not be remitted to you in the form of fiat currencies. We further note on page 45 that you will not accept cryptocurrency payments directly, but plan to use a third-party vendor to accept and process your cryptocurrency payments on our behalf. The third-
         party vendor will send the cryptocurrency to your custodial wallet and then to convert the cryptocurrency into U.S. dollars. With a view towards expanded disclosure, please tell us how you plan to account for such transactions and how you expect to present them in your financial statements. Also, tell us how you will determine the fair value of the non-cash consideration in accordance with ASC 606-10-32-21.
Note 3 Stockholders' Equity, page F-9

3. Please clarify whether or not your historical financial statements give effect to the planned
         1 for 1.33 reverse split.
 Vadim Mats
FirstName LastNameVadim
The NFT Gaming   Company,Mats
                          Inc.
Comapany 26,
September NameThe
              2022 NFT Gaming Company, Inc.
September
Page 3    26, 2022 Page 3
FirstName LastName
        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Matthew Derby, Staff Attorney, at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Richard Friedman